

SE 02004846 OMMISSION .9

# ANNUALAUDITEDREPORT FORMX-17A-5 PARTIII

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SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2002
WASH. D.C.
354
SECTION

| SECFILENUMBER |
| --- |
| 8-47286 |

FACINGPAGE

InformationRequiredofBrokersandDealersPursuanttoSection17ofthe SecuritiesExhangeActof1934andRule17a-5Thereunder

REPORTFORTHEPERIODBEGINNING 1-1-01 ANDENDING 12-31-01

MM/DD/YY MM/DD/YY

## A.REGISTRANTIDENTIFICATION

NAMEOFBROKER-DEALER: Columbia Capital Markets, Inc.

| OFFICIALUSEONLY |
| --- |
| FIRMI.D.NO. |

ADDRESSOFPRINCIPALPLACEOFBUSINESS:(DonotuseP.O.BoxNo.)

1122 Lady Street, Suite 720

(No.andStreet)

Columbia SC 29201

(City) (State) (ZipCode)

NAMEANDTELEPHONENUMBEROFPERSONTOCONTACTINREGARDTOTHISREPORT

Alexis P. Kisteneff

(AreaCode–TelephoneNumber)

## B.ACCOUNTANTIDENTIFICATION

INDEPENDENTPUBLICACCOUNTANTwhoseopinioniscontainedinthisReport*

Moore Kirkland & Beauston, LLP

(Name– *ifindividual,statelast,first,middlename*)

150 Ninth Street, West Columbia, SC 29169

(Address) (City) (State) (ZipCode)

**CHECKONE:**

- ☒ CertifiedPublicAccountant
- ☐ PublicAccountant
- ☐ AccountantnotresidentinUnitedStatesoranyofitspossessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

| FOROFFICIALUSEONLY |
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**Claimsforexemptionfromtherequirementthattheannualreportbecoveredbytheopinionofanindependentpublicaccountant mustbesupportedbyastatementoffactsandcircumstancesreliedonasthebasisfortheexemption.* *SeeSection240.17a-5(e)(2)*

SEC1410(05-01) **Personswhorespondtothecollectionofinformationcontained inthisformarenotrequiredtorespondunlesstheformdisplays acurrentlyvalidOMBcontrolnumber.**

SD 3-26-02

## OATHORAFFIRMATION

I, Alexis P. Kisteneff, swear(oraffirm)that,tothebestofmyknowledgeand belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Capital Markets, Inc. ,asof February 27 ,20 02 , aretrueandcorrect.Ifurtherswear(oraffirm)thatneither thecompanynoranypartner,proprietor,principalofficerordirectorhasanyproprietaryinterestinanyaccountclassifieds olely asthatofacustomer,exceptasfollows:

n/a

Signature

My Commission Exp June 12, 2005

President

Title

NotaryPublic

Thisreport**contains(checkallapplicableboxes):

- ☑ (a) FacingPage.
- ☑ (b) StatementofFinancialCondition.
- ☑ (c) StatementofIncome(Loss).
- ☐ (d) StatementofChangesinFinancialCondition.
- ☑ (e) StatementofChangesinStockholders'EquityorPartners'orSoleProprietors'Capital.
- ☐ (f) StatementofChangesinLiabilitiesSubordinatedtoClaimsofCreditors.
- ☐ (g) ComputationofNetCapital.
- ☐ (h) ComputationforDeterminationofReserveRequirementsPursuanttoRule15c3-3.
- ☐ (i) InformationRelatingtothePossessionorControlRequirementsUnderRule15c3-3.
- ☑ (j) AReconciliation,includingappropriateexplanationoftheComputationofNetCapitalUnderRule15c3-3andthe ComputationforDeterminationoftheReserveRequirementsUnderExhibitAofRule15c3-3.
- ☐ (k) AReconciliationbetweentheauditedandunauditedStatementsofFinancialConditionwithrespecttomethodsof consolidation.
- ☑ (l) AnOathorAffirmation.
- ☐ (m) AcopyoftheSIPCSupplementalReport.
- ☐ (n) Areportdescribinganymaterialinadequaciesfoundtoexistorfoundtohaveexistedsincethedateofthepreviousaudit.

***Forconditionsofconfidentialtreatmentofcertainportionsofthisfiling,seesection240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2002
WASH. D.C.
354
SECTION

# Audited Financial Statements

## Columbia Capital Markets, Inc.

*As of and for the years ended*
*December 31, 2001and 2000*

COLUMBIA CAPITAL MARKETS, INC.

# Table of Contents

**MOORE KIRKLAND & BEAUSTON L.L.P.**
*Certified Public Accountants & Consultants*

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS



# Independent Auditors' Report

The Board of Directors
Columbia Capital Markets, Inc.
Columbia, South Carolina

We have audited the accompanying statement of financial condition of Columbia Capital Markets, Inc. (an S corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Columbia Capital Markets, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Moore Kirkland & Beauston L.L.P.

Moore Kirkland & Beauston L.L.P.
West Columbia, South Carolina
February 7, 2002

150 North Ninth Street West Columbia, SC 29169 Phone (803) 791-7472 Fax (803) 796-1168
P.O. Box 1036 110 Pinewood Avenue Hartsville, SC 29551 Phone (843) 332-1335 Fax (843) 332-9010
1616 Ashley River Road Charleston, SC 29407 Phone (843) 766-5010 Fax (843) 766-5768
www.mkbcpa.com

Columbia Capital Markets, Inc.
Statements of Financial Condition
December 31,

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Current Assets: | | |
| Cash | $ 433 | $ 1,023 |
| Deposits with clearing organization | 25,000 | 25,000 |
| Accounts receivable | - | 389 |
| Prepaid expenses | 1,522 | 1,805 |
| Total current assets | 26,955 | 28,217 |
| Furniture and Equipment, net | 4,859 | 2,338 |
| Advance Commissions | 1,000 | - |
| Total assets | $ 32,814 | $ 30,555 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accounts payable | $ 7,402 | $ 2,703 |
| Total liabilities | 7,402 | 2,703 |
| Stockholder's equity: | | |
| Common stock, $10 par value, 100,000 shares authorized, 36,000 shares – 2001 and 24,700 shares –2000 issued and outstanding | 360,000 | 247,000 |
| Accumulated deficit | (334,588) | (219,148) |
| Total Stockholder's equity | 25,412 | 27,852 |
| Total liabilities and stockholder's equity | $ 32,814 | $ 30,555 |



*See accompanying notes and independent auditors' report.*

# Columbia Capital Markets, Inc.
## Statements of Operations
For the Years Ended December 31,

| | 2001 | 2000 |
|---|---|---|
| Revenues: | | |
| Fees | $ 10,500 | $ 37,206 |
| Interest | 1,082 | 1,421 |
| Total revenues | 11,582 | 38,627 |
| Expenses: | | |
| Salaries | 63,947 | 39,080 |
| Consulting and management fees | 4,800 | 63,805 |
| Dues and subscriptions | 3,434 | 4,289 |
| Assessments and fees | 3,149 | 1,717 |
| Other | 51,692 | 41,801 |
| Total expenses | 127,022 | 150,692 |
| Net Loss | $ (115,440) | $ (112,065) |



*See accompanying notes and independent auditors' report.*

# Columbia Capital Markets, Inc.
## Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

| | Common Stock | | | |
|---|---|---|---|---|
| | Number of Shares | Amount | Accumulated Deficit | Total Stockholder's Equity |
| Balance, December 31, 1999 | 21,300 | $ 213,000 | $ (36,833) | $ 176,167 |
| Stock issued | 3,400 | 34,000 | - | 34,000 |
| Net Loss | - | - | (112,065) | (112,065) |
| Stockholder's distributions | - | - | (70,250) | (70,250) |
| Balance, December 31, 2000 | 24,700 | 247,000 | (219,148) | 27,852 |
| Stock issued | 11,300 | 113,000 | - | 113,000 |
| Net loss | - | - | (115,440) | (115,440) |
| Balance, December 31, 2001 | 36,000 | $ 360,000 | $ (334,588) | $ 25,412 |



*See accompanying notes and independent auditors' report.*

Columbia Capital Markets, Inc.
Statements of Cash Flows
For the Years Ended December 31,

| | 2001 | 2000 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Cash received from customers | $ 10,500 | $ 36,817 |
| Cash paid to suppliers and consultants | (121,366) | (144,132) |
| Interest received | 1,082 | 1,421 |
| Net cash used by operating activities | (109,784) | (105,894) |
| **Cash flows from financing activities** | | |
| Issuance of common stock | 113,000 | 34,000 |
| Stockholder's distributions | - | (70,250) |
| Net cash provided (used) by financing activities | 113,000 | (36,250) |
| **Cash flows from investing activities** | | |
| Purchases of furniture and equipment | (3,806) | (500) |
| Net cash used by investing activities | (3,806) | (500) |
| Net decrease in cash and cash equivalents | (590) | (142,644) |
| Cash at beginning of year | 1,023 | 143,667 |
| Cash at end of year | $ 433 | $ 1,023 |
| **Reconciliation of net loss to net cash used by operating activities:** | | |
| Net loss | $ (115,440) | $ (112,065) |
| Adjustments to reconcile loss from continuing operations to net cash used by operating activities: | | |
| Depreciation expense | 1,285 | 671 |
| Changes in assets and liabilities: | | |
| Other assets | (328) | 19,965 |
| Accounts payable | 4,699 | (14,465) |
| Net cash used by operating activities | $ (109,784) | $ (105,894) |



*See accompanying notes and independent auditors' report.*

Columbia Capital Markets, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

## 1. Summary of Significant Accounting Policies

### Organization and Basis of Accounting

Columbia Capital Markets, Inc. (the "Company") was incorporated in 1994. The Company is a member of the National Association of Securities Dealers (NASD).

The Company's mission is to underwrite or privately place with investors municipal and corporate debt securities, as well as to provide financial advisory services to municipalities and corporations.

### Basis of Accounting

The financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles. Revenues are recognized when earned and expenses are recognized when incurred.

### Equipment

Equipment consists of office equipment and is stated at cost and depreciated using the straight-line method over five years.

Gain or loss on retirement of equipment is recognized in the statements of operations when incurred. Repairs and maintenance charges that do not increase the useful lives of the equipment are charged to operations as incurred.

### Income Taxes

Effective January 1, 1994, the Company elected to be taxed as a S Corporation under the provisions of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to the Company's stockholder. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

Columbia Capital Markets, Inc.
Notes to Financial Statements (continued)

## 1. Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organization

The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amount held by the clearing organization is held as collateral for security transactions.

Reclassification

Certain amounts from the 2000 financial statements have been reclassified to conform with current year presentation with no effect on operations.

## 2. Furniture and Equipment

Property and equipment as of December 31, 2001 and December 31, 2000, by major classification are summarized as follows:

| | 2001 | 2000 | Estimated Useful Life in Years |
|---|---|---|---|
| Furniture | $ 1,098 | $ - | 7 |
| Equipment | 6,103 | 3,395 | 5 |
| Total | 7,201 | 3,395 | |
| Less accumulated depreciation | (2,342) | (1,057) | |
| Furniture and equipment, net | $ 4,859 | $ 2,338 | |

## 3. Leases

The Company leases its office space under an operating lease agreement. Lease expense for each of the years ended December 31, 2001 and 2000, totaled approximately $20,000. The lease expires in September 2002 and is subject to renewal.

**4. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at a time when the Company's net capital, as defined by the Rule, is less than $5,000, or aggregate indebtedness, as defined by the Rule, exceeds 1,500 percent of net capital. As of December 31, 2001, the Company had net regulatory capital of $18,031 which was $13,031 in excess of its required net capital. As of December 31, 2000, the Company had net regulatory capital of $23,320, which was $18,320 in excess of its required net capital. As of December 31, 2001, there were no material differences in the regulatory capital as reported in the financial statements from that reported in the December 31, 2001, FOCUS regulatory report.

Prepaid expenses and furniture and equipment included in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under Rule 15c3-1.

The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provision of Paragraph (k)(2)(ii), in that the Company has never held customer securities since its incorporation.


Supplementary Information

**MOORE KIRKLAND & BEAUSTON L.L.P.**

*Certified Public Accountants & Consultants*



MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

# Independent Auditors' Report on Supplementary Information

The Board of Directors
Columbia Capital Markets, Inc.
Columbia, South Carolina

We have audited the accompanying financial statements of Columbia Capital Markets, Inc., as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 7, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Kirkland & Beauston L.L.P.
West Columbia, South Carolina
February 7, 2002

150 North Ninth Street West Columbia, SC 29169 Phone (803) 791-7472 Fax (803) 796-1168
P.O. Box 1036 110 Pinewood Avenue Hartsville, SC 29551 Phone (843) 332-1335 Fax (843) 332-9010
1616 Ashley River Road Charleston, SC 29407 Phone (843) 766-5010 Fax (843) 766-5768
www.mkbcpa.com

Schedule I
Columbia Capital Markets, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31,

| | 2001 | 2000 |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | $ 25,412 | $ 27,852 |
| Deduct stockholder's equity not allowable for net capital | — | — |
| Total stockholder's equity qualified for net capital | 25,412 | 27,852 |
| Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | — | — |
| B. Other (deductions) or allowable credits-deferred income taxes payable | — | — |
| Total capital and allowable subordinated liabilities | 25,412 | 27,852 |
| Deductions and/or charges: | | |
| A. Non-allowable assets | | |
| Securities not readily marketable | — | — |
| Exchange memberships | — | — |
| Furniture, equipment, and leasehold improvements, net | 4,859 | 2,338 |
| Prepaid expenses | 1,522 | 1,805 |
| Other assets | 1,000 | 389 |
| 1. Additional charges for customers' and non-customers' security accounts | — | — |
| 2. Additional charges for customers' and non-customers' commodity accounts | — | — |
| B. Aged fails-to-deliver | — | — |
| 1. Number of items – None | — | — |
| C. Aged short security differences | — | — |
| 1. Number of items – None | — | — |
| D. Secured demand note deficiency | — | — |
| E. Commodity futures contracts and spot commodities - proprietary capital charges | — | — |
| F. Other deductions and/or charges | — | — |
| Net capital before haircuts on securities positions | 18,031 | 23,320 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f) | — | — |
| A. Contractual securities commitments | — | — |
| B. Deficit in securities collateralizing secured demand notes | — | — |
| C. Trading and investment securities | — | — |
| 1. Bankers' acceptances, certificates of deposit, and commercial paper | — | — |
| 2. U.S. and Canadian government obligations | — | — |
| 3. State and municipal government obligations | — | — |
| 4. Corporate obligations | — | — |
| 5. Stocks and warrants | — | — |
| 6. Options | — | — |
| 7. Other securities | — | — |
| D. Undue concentrations | — | — |
| E. Other | — | — |
| Net Capital | $ 18,031 | $ 23,320 |

Schedule I (continued)
Columbia Capital Markets, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31,

| | 2001 | 2000 |
|---|---|---|
| **Aggregate indebtedness** | | |
| Items included in statement of financial condition | | |
| Short-term bank loans (secured by customers' securities) | $ — | $ — |
| Drafts payable | — | — |
| Payable to brokers and dealers | — | — |
| Payable to clearing broker | — | — |
| Payable to customers | — | — |
| Other accounts payable and accrued expenses | 7,402 | 2,703 |
| Items not included in statement of financial condition | — | — |
| Market value of securities borrowed for which no equivalent value is paid or credited | — | — |
| Other unrecorded amounts | — | — |
| | — | — |
| Less adjustment based on special reverse bank accounts | — | — |
| Total aggregate indebtedness | $ 7,402 | $ 2,703 |
| Percentage of aggregate indebtedness to net capital | 41.05% | 11.60% |
| Computation of basic net capital requirement | | |
| Minimum net capital required | $ — | $ — |
| Minimum dollar net capital requirement of Company | 5,000 | 5,000 |
| Net capital requirement | 5,000 | 5,000 |
| Excess net capital | 13,031 | 18,320 |
| Excess net capital at 1000% | 18,031 | 23,320 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001 and 2000) | | |
| Net capital, as reported in the Company's Part II (unaudited) | | |
| FOCUS report | $ 18,031 | $ 26,022 |
| Audit adjustments (net) | — | (2,702) |
| Net capital per above | $ 18,031 | $ 23,320 |

# Independent Auditors' Report
# on Internal Control

## Required by SEC Rule 17a-5

*For the Year Ended December 31, 2001*

**MOORE KIRKLAND & BEAUSTON L.L.P.**
*Certified Public Accountants & Consultants*
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS



## Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5

The Board of Directors
Columbia Capital Markets, Inc.
Columbia, South Carolina

In planning and performing our audit of the financial statements and supplementary information of Columbia Capital Markets, Inc. (the "Company") for the years ended December 31, 2001 and 2000, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

150 North Ninth Street West Columbia, SC 29169 Phone (803) 791-7472 Fax (803) 796-1168
P.O. Box 1036 110 Pinewood Avenue Hartsville, SC 29551 Phone (843) 332-1335 Fax (843) 332-9010
1616 Ashley River Road Charleston, SC 29407 Phone (843) 766-5010 Fax (843) 766-5768
www.mkbcpa.com

authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practice and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management and the SEC and is not intended, and should not be used by anyone other than these specified parties.



Moore Kirkland & Beauston L.L.P.
West Columbia, South Carolina
February 7, 2002